UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Net Element, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

64112K106

(CUSIP Number)

Mike Zoi

1450 S. Miami Avenue

Miami, FL 33130

(305) 507-8808

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64112K106	Page 2 of 9

1)	Names of Reporting Persons Mike Zoi
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) PF, OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 0
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 0%
14)	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 64112K106	Page 3 of 9

1)	Names of Reporting Persons Enerfund, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) WC, AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 0
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 0%
14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 64112K106	Page 4 of 9

1)	Names of Reporting Persons TGR Capital, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) WC, AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 0
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 0%
14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 64112K106	Page 5 of 9

1)	Names of Reporting Persons MZ Capital LLC (Delaware)
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 0
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 0%
14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 64112K106	Page 6 of 9

1)	Names of Reporting Persons MZ Capital LLC (Florida)
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 0
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 0%
14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 64112K106	Page 7 of 9

PRELIMINARY STATEMENT:

This Amendment No. 11 amends the Schedule 13D filed by Mike Zoi, Enerfund, LLC, TGR Capital, LLC, MZ Capital LLC (Delaware) and MZ Capital LLC (Florida) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on March 24, 2009, as previously amended (as amended, the “Schedule 13D”), relating to the common stock, $0.001 par value per share, of Net Element, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons have entered into a Joint Filing Agreement, dated February 21, 2012, a copy of which is filed as Exhibit 99.1 to the Schedule 13D.

Items 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 4. Purpose of Transaction

On June 12, 2012, the Issuer and Cazador Acquisition Corporation Ltd., a Cayman Islands limited corporation (“Cazador”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). On October 2, 2012, the parties closed the transactions contemplated by the Merger Agreement and the Issuer merged (the “Merger”) with and into Cazador, resulting in the Issuer ceasing to exist and Cazador continuing as the surviving company in the Merger. Immediately prior to consummation of the Merger, Cazador re-domesticated and converted into a Delaware corporation. In connection with the Merger, Cazador changed its name to Net Element International, Inc. (“NEI”). At the effective time of the Merger, each share of common stock of the Issuer (“Shares”) issued and outstanding immediately prior to the effective time of the Merger (other than Shares held by the Issuer as treasury stock or by any of its direct or indirect wholly-owned subsidiaries, which were cancelled at the effect time of the Merger, and Shares with respect to which appraisal rights, to the extent available under the Delaware General Corporation Law, were properly exercised and not withdrawn) was cancelled and converted into the right to receive 1/40 (or 0.025) of a share of common stock of NEI. On October 3, 2012, NEI’s common stock is expected to begin trading on The Nasdaq Capital Market under the trading symbol “NETE.”

In connection with the closing of the Merger, on September 28, 2012, the Reporting Persons entered into a Termination of Shareholder Rights Agreement (the “Termination Agreement”) with Mark Global Corporation, Kenges Rakishev and the Issuer. Pursuant to the Termination Agreement, that certain Shareholder Rights Agreement, dated as of February 24, 2012, among the Reporting Persons, Mark Global Corporation, Kenges Rakishev and the Issuer, was terminated effective as of October 2, 2012 (immediately following the consummation of the transactions contemplated pursuant to the Merger Agreement).

Item 5.  Interest in Securities of the Issuer

(a)           As of October 2, 2012 (immediately following the closing of the transactions contemplated by the Merger Agreement), each of the Reporting Persons beneficially owned zero shares of common stock of the Issuer.

(b)           The disclosures contained in Item 5(a) above are incorporated herein by reference.

(c)           The disclosures contained in Item 4 above are incorporated herein by reference.

(d)           Not applicable.

(e)           Each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer’s common stock on October 2, 2012.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures contained in Item 4 above are incorporated herein by reference.

CUSIP No. 64112K106	Page 8 of 9

Item 7.   Material to Be Filed as Exhibits

Exhibit No.	Description
(m)

Termination of Shareholder Rights Agreement, dated as of September 28, 2012, among TGR Capital, LLC, MZ Capital LLC (Delaware), MZ Capital LLC (Florida), Enerfund, LLC, Mike Zoi, Mark Global Corporation, Kenges Rakishev and Net Element, Inc.

99.1

Joint Filing Agreement, dated February 21, 2012, by and among Mike Zoi, Enerfund, LLC, TGR Capital, LLC, MZ Capital LLC (Delaware) and MZ Capital LLC (Florida) (incorporated by reference to Exhibit 99.1 to Amendment No. 9 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 23, 2012)

CUSIP No. 64112K106	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 2012	/s/ Mike Zoi
Date	Mike Zoi

ENERFUND, LLC

October 2, 2012	By:	/s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Managing Member

TGR CAPITAL, LLC

By: ENERFUND, LLC, its Managing Member

October 2, 2012	By:	/s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Managing Member

MZ CAPITAL LLC (Delaware)

October 2, 2012	By:	/s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Manager

MZ CAPITAL LLC (Florida)

October 2, 2012	By:	/s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Manager